As filed with the Securities and Exchange Commission on November 17, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
Exchange Act of 1934

PPL Corporation

(Name of Subject Company (issuer))

PPL Corporation

(Name of Filing Person (offeror))

7 3/4% Premium Equity Participating Security Units

(Title of Class of Securities)

69352F204

(CUSIP Number of Class of Securities)

JAMES E. ABEL, VICE PRESIDENT—FINANCE AND TREASURER

PPL CORPORATION
TWO NORTH NINTH STREET
ALLENTOWN, PENNSYLVANIA 18101-1179
(610) 774-5151
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

VINCENT PAGANO, JR., ESQ.
SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, NEW YORK 10017
(212) 455-2000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE

$572,500,000(a)	$46,316

(a)	Estimated solely for the purpose of determining the registration fee, and calculated as the aggregate stated amount of 22,900,000 7 3/4% Premium Equity Participating Security Units. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $80.90 for each $1,000,000 of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$46,316	Filing Party:	PPL Corporation
Form or Registration No.:	Form S-4 (333-108450)	Date Filed:	September 3, 2003

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☐

      This Issuer Tender Offer Statement on Schedule TO relates to an offer by PPL Corporation, a Pennsylvania corporation (the “Company”), to exchange up to 22,900,000 outstanding 7 3/4% Premium Equity Participating Security Units (PEPSSM) (the “Outstanding PEPS Units”) of the Company for 7 3/4% Premium Equity Participating Security Units (PEPSSM), Series B, plus a cash payment of $0.375 for each validly tendered and accepted Outstanding PEPS Unit, upon the terms and subject to the conditions contained in the preliminary prospectus dated November 17, 2003 and the related Letter of Transmittal, which are parts of the Company’s Registration Statement on Form S-4, Amendment No. 2 (File No. 333-108450), dated the date hereof (the “Registration Statement”) and are incorporated herein by reference.

      This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Items 1 – 11.

      The information in the Prospectus and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of this Issuer Tender Offer Statement on Schedule TO.

Item 12.     Exhibits.

Exhibit No.	Description

(a)(1)(i)	Preliminary Prospectus, dated November 17, 2003 (incorporated by reference to the Registration Statement).
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).
(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 of the Registration Statement).
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.3 of the Registration Statement).
(a)(1)(v)	Letter to Clients (incorporated by reference to Exhibit 99.4 of the Registration Statement).
(a)(2)	None.
(a)(3)	None.
(a)(4)	Filed herewith as Exhibit (a)(1)(i).
(a)(5)	Press release dated November 17, 2003 (filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).
(b)	None.
(d)	None.
(g)	None.
(h)	Tax Opinion of Simpson Thacher & Bartlett LLP (incorporated by reference to Exhibit 8.1 of the Registration Statement).

Item 13.	Information required by Schedule 13E-3.

      Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PPL Corporation

By:	/s/ JAMES E. ABEL

Name: James E. Abel

Title:	Vice President— Finance and Treasurer

      Dated: November 17, 2003